Exhibit 99.3
Paris, April 20, 2006
Vivendi, the name of a renewed, high-performance company
At the Annual General Meeting held today, the shareholders of Vivendi Universal approved the company’s name change, to “Vivendi”.
A new chapter in the history of the company begins with the adoption of a single name, “Vivendi”. A new chapter for a solid, high-performance Group.
Vivendi’s new logo and visual identity reflect the company’s strength and ambition. A strength founded on its ability to be creative, innovative and dynamic and the ambition to offer customers the best products and services.
Vivendi’s visual identity was designed by Carré Noir.
Logo basse résolution :
http://www.vivendi.com/corp/fr/files/20060420 VIV LogoRVB.jpg
Logo haute résolution :
http://www.vivendi.com/corp/fr/files/20060420 VIV VIVENDI LogoC.eps
Passeport de marque FR :
http://www.vivendi.com/corp/fr/files/20060420 Vivendi Passeport de marque.pdf
Passeport de marque EN :
http://www.vivendi.com/corp/en/files/20060420 Vivendi Brand guidelines.pdf